UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 000-55246

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

633 17th Street, Suite 1950
Denver, CO  80202

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Exhibit
Number	Description
99.1	Announcement, dated July 31, 2017, to Australian Securities Exchange: Quarterly Activities and Cashflow Report
99.2	Announcement, dated July 31, 2017, to Australian Securities Exchange: New US$30,000,000 Revenue Advance Facility

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

Date: August 4, 2017	By:	/s/ Cathy L Anderson
	Name:	Cathy L. Anderson
	Title:	Chief Financial Officer